UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>October 1, 2007 to October 31, 2007</u>

Commission File Number of issuing entity: <u>333-140605-02</u>

Home Equity Loan Trust 2007-HSA3
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140605

Residential Funding Mortgage Securities II, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard
<u>Minneapolis, Minnesota 55437</u>
(Address of principal executive offices of
issuing entity)

<u>55437</u>
(Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Class A Home Equity Loan-Backed Term Notes, Series 2007-HSA3	[___]	[___]	[_X_]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated May 25, 2007 relating to the Home Equity Loan Trust 2007-HSA3 Home Equity Loan-Backed Term Notes, Series 2007-HSA3 and related Prospectus dated April 23, 2007 (collectively, the "Prospectus"), of the Home Equity Loan Trust 2007-HSA3 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Notes were offered under the Prospectus: Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-II Notes.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

See Exhibit 99.2.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   November 2007 Monthly Statement to Noteholders.

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference to the unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed by MBIA Inc. with the Securities and Exchange Commission).

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3   Servicing Agreement dated as of May 30, 2007 among Residential Funding Company, LLC, as master servicer, LaSalle Bank National Association, as indenture trustee, and the Home Equity Loan Trust 2007-HSA3, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 4.4   Amended and Restated Trust Agreement dated as of May 30, 2007 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 4.5   Indenture dated as of May 30, 2007 between Home Equity Loan Trust 2007-HSA3, as issuer, and LaSalle Bank National Association, as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.1   Home Equity Loan Purchase Agreement dated as of May 30, 2007 by Residential Funding Mortgage Securities II, Inc., as purchaser, and Residential Funding Company, LLC, as seller (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.2   Note Guaranty Insurance Policy issued by MBIA Insurance Corporation relating to Home Equity Loan-Backed Notes, Series 2007-HSA3 relating to the Class I Notes (incorporated by reference to the exhibit with the same numerical

designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.3   Note Guaranty Insurance Policy issued by MBIA Insurance Corporation relating to Home Equity Loan-Backed Notes, Series 2007-HSA3 relating to the Class II Notes (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 99.1   November 2007 Monthly Statement to Noteholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 26, 2007

Home Equity Loan Trust 2007-HSA3
(Issuing entity)

By: Residential Funding Company, LLC,
        as Master Servicer

By: /s/ Darsi Meyer
        Name: Darsi Meyer
        Title: Director

INDEX TO EXHIBITS

Exhibit 99.1   November 2007 Monthly Statement to Noteholders

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference to the unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed by MBIA Inc. with the Securities and Exchange Commission)

EXHIBIT 99.1 -- MONTHLY STATEMENT TO NOTEHOLDERS

EXHIBIT 99.2

FINANCIAL STATEMENTS OF MBIA INSURANCE CORPORATION

The unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed by MBIA Inc. with the Securities and Exchange Commission are hereby incorporated by reference in this Exhibit 99.2 to Report on Form 10-D.